ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
SANTANDER HOLDINGS USA, INC.

1.	Name. The name of the corporation is Santander Holdings USA, Inc.

2.	Text of Amendment. The text of the amendment adopted is as follows:

A.  Section 3 of Article VI of the Articles of Incorporation shall be deleted in its entirety, and replaced with the following:

                “3.             The Corporation shall indemnify (i) any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of the Corporation or brought by or on behalf of shareholders of the Corporation and including any proceeding relating to an event or events arising before the date of this amendment to Section 3 of Article VI, by reason of the fact that he or she is or was a Director, officer, employee or agent of the Corporation or of Santander Bank, N.A. or of any legal entity directly or indirectly owned or controlled by Santander Bank, N.A., or (ii) any Director, officer, employee or agent who is or was serving at the request of the Corporation or of Santander Bank, N.A. as a director (including a member of any advisory board), trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him or her in connection with or as a result of such proceeding unless he or she engaged in willful misconduct or a knowing violation of the law.  A person is considered to be serving an employee benefit plan at the Corporation’s request if his or her duties to the Corporation or Santander Bank, N.A. may also impose duties on, or otherwise involve services by, him or her to the plan or to participants in or beneficiaries of the plan.  The Corporation shall indemnify any person who is or was a party to any proceeding, including any proceeding relating to an event or events arising before the date of this amendment to Section 3 of Article VI, by reason of the fact that he or she is or was a Director of a subsidiary of the Corporation other than Santander Bank, N.A. or of any legal entity directly or indirectly owned or controlled by Santander Bank, N.A. against any liability incurred by him or her in connection with or as a result of such proceeding unless he or she engaged in willful misconduct or a knowing violation of the law, to the extent (i) all other indemnification rights available to that person have been exhausted, and (ii) any such liability has not been fully indemnified. The Board of Directors is hereby empowered, by a majority vote of a quorum of disinterested Directors, to enter into a contract to indemnify any such Director, officer, employee or agent in respect of any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.”

3.	Approval. The amendment was adopted by the Board of Directors of the Corporation on July 18, 2019.

4.	Shareholder Action. The amendment was approved by the written consent of the sole shareholder of the Corporation dated August 5, 2019.

Dated:  August 6, 2019
            IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by its duly authorized officer.

                                                                        SANTANDER HOLDINGS USA, INC.

                                                                        By: /s/ Gerard A. Chamberlain
                                                                        Name: Gerard A. Chamberlain
Title:   Senior Deputy General Counsel and
Executive Vice President